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                                                        [COX RADIO LETTERHEAD]



November 6, 2006

VIA FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:    Sondra Stokes, Associate Chief Accountant
              Melissa Hauber, Senior Staff Accountant

                  Re:      Cox Radio, Inc.
                           Form 10-K for Fiscal Year ended December 31, 2005 Form 10-Q for Fiscal Quarter Ended June 30, 2006 File No. 1-12187

Dear Ms. Stokes and Ms. Hauber:

         Following-up on our discussion on Friday, November 3, 2006, we are providing you with the following information on a supplemental basis to better explain the terms of Cox Radio's right to purchase certain radio stations.  In this regard, set forth in Exhibit A to this letter is revised disclosure regarding the related agreement that we intend to include in our Form 10-Q for the quarter ended September 30, 2006.  We anticipate filing our Form 10-Q on November 9, 2006, so your prompt attention to this matter would be greatly appreciated.

         Upon further consideration, it has become clear to us that some of the terminology that we used in our prior disclosures and our prior responses to you in our letters dated July 31, 2006 and October 19, 2006-particularly what we originally referred to as the sellers' "put" rights and similar verbiage-although consistent with the terminology used in the agreement, may not have best described the substance of the agreement from an accounting perspective.

         In January 2005, we paid $2 million for a right to purchase five radio stations for $60 million.  In October 2006, the related agreement was amended to extend the period within which Cox Radio could elect to purchase the stations by about a month, to
January 31, 2008.  Thus, we can at any time until January 31, 2008 purchase the stations for $60 million, less any prior payments made to the sellers under the agreement.

         During the term of the agreement, at two times-on the fifteen-month anniversary and on the thirty-month anniversary-the sellers can give notice, in effect requesting but not requiring, that Cox Radio purchase the stations.  Upon receiving such notice, if Cox Radio elects to not purchase the stations at that time, it must pay $5 million to the sellers to retain the right to buy the radio stations.  If Cox Radio elects to acquire the stations at any time during the amended term of the agreement, the initial $2 million payment and any amounts paid by Cox Radio to retain the right to acquire the stations will be applied to the purchase price of the stations.  In addition, the agreement provides that Cox Radio can at any time terminate the agreement by paying to the sellers $10 million less any prior payments to the sellers to retain the right to acquire the stations.  Although the agreement refers to the aforementioned payment demands of the sellers as "puts" (namely, the "First Put" and "Second Put") under no circumstances and at no time can the sellers require that Cox Radio purchase the stations.  Accordingly, Cox Radio has not granted a written option to the sellers in conjunction with this agreement.

         Furthermore, our right to purchase the radio stations (i.e., the purchased option) does not meet the definition of a derivative instrument, as prescribed by FASB Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative
Instruments, for the reasons set forth in our letter dated October 19, 2006, beginning with the fourth paragraph of our response, principally because it does not meet the net settlement criteria of paragraphs 6(c) and 9 of SFAS No. 133.

         In July 2006, prior to the filing of our Form 10-Q for the quarter ended June 30, 2006, we made the first $5 million payment to the sellers to retain the right to acquire the radio stations. At the same time, we determined that it was probable that the second $5 million payment to retain our right to acquire the stations would be made in July 2007.  Accordingly, we accrued both $5 million payments at June 30, 2006 and have included such payments, as well as the initial $2 million upfront payment, within Other Assets on our consolidated balance sheet.

         We have not yet purchased the radio stations for business reasons, including our strategic plan that gives priority to other expenditures (such as expanding our digital footprint) and minimizes near-term discretionary cash outlays.  However, we currently expect to exercise our right to purchase the stations prior to the expiration of the arrangement in January 2008.


                                                                   * * * * *


         We hope you will find this letter helpful.  Once you have had an opportunity to review this matter, please contact me at
678-645-4310, or our counsel (Thomas D. Twedt at 202-776-2941) to arrange a time for us to discuss this matter further.


                                                              Sincerely,

                                                             /s/ Neil O. Johnston


                                                              ------------------------------------------
                                                              Neil O. Johnston
                                                              Vice President and Chief Financial Officer


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                                                               EXHIBIT A


         In January 2005, Cox Radio paid $2 million for a right to purchase five radio stations for $60 million.  In October 2006, the related agreement was amended to extend the period within which Cox Radio could elect to purchase the stations by approximately one month, to January 31, 2008.  During the term of the agreement, the sellers at two times can give notice, in effect requesting but not requiring, that Cox Radio purchase the stations.  Upon receiving such notice, if Cox Radio elects to not purchase the stations at that time, it must pay $5 million to the sellers to retain the right to buy the radio stations.  If Cox Radio elects to acquire the stations at any time during the term of the agreement, the initial $2 million payment and any amounts paid by
Cox Radio to retain the right to acquire the stations will be applied to the purchase price of the stations.  In addition, the agreement provides that Cox Radio can at any time terminate the agreement by paying to the sellers $10 million-less any prior payments to the sellers to retain the right to acquire the stations.  In July 2006, Cox Radio made the first $5 million payment to the sellers to retain its right to acquire the radio stations.  At the same time, Cox Radio determined that it was probable that the second $5 million payment to retain the right to acquire the stations would be made. Accordingly, the initial $2 million payment, as well as both of the $5 million payments to retain the right to acquire the stations, were included in Other Assets in the accompanying consolidated balance sheet as of June 30, 2006.  Currently, Cox Radio expects to exercise its right to purchase the stations prior to the expiration of the agreement in January 2008.



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